Management’s discussion and analysis

– February 16, 2022

The following management’s discussion and analysis (“MD&A”) is a review of the financial condition and operating results of Just Energy Group Inc. (“Just Energy” or the “Company”) for the three and nine months ended December 31, 2021. This MD&A has been prepared with all information available up to and including February 16, 2022. This MD&A should be read in conjunction with Just Energy’s unaudited Interim Condensed Consolidated Financial Statements (the “Interim Condensed Consolidated Financial Statements”) for the three and nine months ended December 31, 2021. The financial information contained herein has been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). All dollar amounts are expressed in Canadian dollars unless otherwise noted. Quarterly reports, the annual report and supplementary information can be found on Just Energy’s corporate website at investors.justenergy.com. Additional information can be found on SEDAR at www.sedar.com or on the U.S. Securities and Exchange Commission’s (“SEC”) website at www.sec.gov.

WEATHER EVENT AND CREDITOR PROTECTION FILINGS

In February 2021, the State of Texas experienced extremely cold weather (the “Weather Event”). The Weather Event led to increased electricity demand and sustained high prices from February 13, 2021 through February 20, 2021. As a result of the losses sustained and without sufficient liquidity to pay the corresponding invoices from the Electric Reliability Council of Texas, Inc. (“ERCOT”) when due, on March 9, 2021, Just Energy applied for and received creditor protection under the Companies’ Creditors Arrangement Act (Canada) (“CCAA”) from the Ontario Superior Court of Justice (Commercial List) (the “Ontario Court”) and under Chapter 15 (“Chapter 15”) in the United States from the Bankruptcy Court of the Southern District of Texas, Houston Division (“CCAA Proceedings”). Protection under the Court Orders allows Just Energy to operate while it restructures its capital structure.

As part of the CCAA filing, the Company entered into a USD $125 million Debtor–In–Possession (“DIP Facility”) financing with certain affiliates of Pacific Investment Management Company (“PIMCO”). The Company entered into Qualifying Support Agreements with its largest commodity supplier and ISO services provider. The Company entered into a Lender Support Agreement with the lenders under its Credit Facility (for details refer to Note 9(c) in the Interim Condensed Consolidated Financial Statements). The filings and associated USD $125 million DIP Facility arranged by the Company, enabled Just Energy to continue all operations without interruption throughout the U.S. and Canada and to continue making payments required by ERCOT and satisfy other regulatory obligations.

On February 9, 2022, the stay period under the CCAA Proceedings was extended by the Ontario Court to March 4, 2022.

On September 15, 2021, the Ontario Court approved the Company’s request to establish a claims process to identify and determine claims against the Company and its subsidiaries that are subject to the ongoing CCAA Proceedings (the “Claims Procedure Order”). As part of the CCAA Proceedings and in accordance with the Claims Procedure Order, Just Energy continues to review and determine which claims will be allowed, modified or disallowed which may result in additional liabilities subject to compromise that are not currently reflected in the Interim Condensed Consolidated Financial Statements. See Legal Proceedings on page 23 for more information.

As at December 31, 2021, in connection with the CCAA Proceedings, the Company has identified $1,049.7 million of liabilities subject to compromise (see Note 1 in the Interim Condensed Consolidated Financial Statements). The Company also recorded Reorganization Costs (defined below in Key Terms) of $79.6 million in the nine months ended December 31, 2021 (see Note 14 in the Interim Condensed Consolidated Financial Statements).

The Common Shares, no par value, of the Company (the “Common Shares”) are listed on the TSX Venture Exchange under the symbol “JE” and on the OTC Pink Market under the symbol “JENGQ”.

SECURITIZATION UNDER HOUSE BILL 4492

On June 16, 2021, Texas House Bill 4492 (“HB 4492”) became law in Texas. HB 4492 provides a mechanism for recovery of (i) ancillary service charges above USD $9,000/MWh during the Weather Event; (ii) reliability deployment price adders charged by ERCOT during the Weather Event; and (iii) amounts owed to ERCOT due to defaults of competitive market participants, which were subsequently “short–paid” to market participants, including Just Energy, (collectively, the “Costs”),incurred by various parties, including the Company, during the Weather Event, through certain securitization structures.

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On October 13, 2021, the Public Utility Commission of Texas (“PUCT”) approved the financing order (“Final Order”) authorizing the securitization of these costs by ERCOT. On December 7, 2021, ERCOT filed its calculation with the PUCT in accordance with the PUCT final order implementing HB 4492. The Company is expecting to receive reimbursement of Costs in the amount of approximately USD $147.5 million (the “Cost Recovery”). The Cost Recovery is expected to be received in the Spring of 2022. Management determined that the Company has reasonable assurance as defined under IAS 20, Accounting for government grants and assistance to receive the Cost Recovery. The Company has recorded the Cost Recovery in the three months ended December 31, 2021, as a receivable and a corresponding decrease to cost of goods sold.

SALE OF ECOBEE INVESTMENT

On November 1, 2021, Generac Holdings Inc. (“Generac”) announced the signing of an agreement to acquire all of the issued and outstanding shares of ecobee Inc. (“ecobee”), including all of the ecobee shares held by the Company. The Company held approximately 8% of the ecobee shares. The transaction closed on December 1, 2021 and the Company received $15.6 million cash and 80,281 shares of Generac common stock. The Company subsequently sold all of the Generac shares for a sum of $36 million during December 2021 resulting in total consideration of approximately $51.6 million. This has resulted in a gain on investment of $18.7 million recorded in the Interim Condensed Consolidated Statement of Income for the nine months ended December 31, 2021.  The Company could receive up to an additional approximate $10 million in Generac stock over calendar 2022 and 2023, provided that certain performance targets are achieved by ecobee.

Forward–looking information

This MD&A may contain forward-looking statements, including with respect to the amount of cost recovery proceeds Just Energy expects to receive from ERCOT under HB 4492. These statements are based on current expectations that involve several risks and uncertainties which could cause actual results to differ from those anticipated. These risks may include, but are not limited to, risks with respect to the recovery of and timing for the Company to receive any proceeds from ERCOT; the ability of the Company to continue as a going concern; the outcome of proceedings under the CCAA proceedings and similar legislation in the United States; the outcome of any potential litigation with respect to the Weather Event, the outcome of any invoice dispute with ERCOT; the Company’s discussions with key stakeholders regarding the CCAA proceedings and the outcome thereof; the impact of the evolving COVID-19 pandemic on the Company’s business, operations and sales; reliance on suppliers; uncertainties relating to the ultimate spread, severity and duration of COVID-19 and related adverse effects on the economies and financial markets of countries in which the Company operates; the ability of the Company to successfully implement its business continuity plans with respect to the COVID-19 pandemic; the Company’s ability to access sufficient capital to provide liquidity to manage its cash flow requirements; general economic, business and market conditions; the ability of management to execute its business plan; levels of customer natural gas and electricity consumption; extreme weather conditions; rates of customer additions and renewals; customer credit risk; rates of customer attrition; fluctuations in natural gas and electricity prices; interest and exchange rates; actions taken by governmental authorities including energy marketing regulation; increases in taxes and changes in government regulations and incentive programs; changes in regulatory regimes; results of litigation and decisions by regulatory authorities; competition; and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy’s operations or financial results are included in Just Energy’s annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com and on the U.S. Securities and Exchange Commission’s website at www.sec.gov or through Just Energy’s website at www.investors.justenergy.com.

Company overview

Just Energy is a retail energy provider specializing in electricity and natural gas commodities, energy efficient solutions, carbon offsets and renewable energy options. Operating in the United States (“U.S.”) and Canada, Just Energy serves both residential and commercial customers, providing homes and businesses with a broad range of energy solutions that deliver comfort, convenience and control. Just Energy is the parent company of Amigo Energy, Filter Group Inc. (“Filter Group”), Hudson Energy, Interactive Energy Group, Tara Energy and Terrapass.

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Continuing operations overview

MASS MARKETS SEGMENT

The Mass Markets segment (formerly referred to as “Consumer Segment”) includes customers acquired and served under the Just Energy, Tara Energy, Amigo Energy and Terrapass brands. Marketing of the energy products of this segment is primarily done through digital and retail sales channels. Mass Market customers make up 70% of Just Energy’s Base Gross Margin (defined below in non–IFRS financial measures), which is currently focused on price–protected and flat–bill product offerings, as well as JustGreen products. To the extent that certain markets are better served by shorter–term or enhanced variable rate products, the Mass Markets segment’s sales channels offer these products.

Just Energy also provides home water filtration systems with its line of consumer product and service offerings through Filter Group.

COMMERCIAL SEGMENT

The Commercial segment includes customers acquired and served under Hudson Energy, as well as brokerage services managed by Interactive Energy Group. Hudson Energy sales are made through three main channels: brokers, door–to–door commercial independent contractors and inside commercial sales representatives. Commercial customers make up 30% of Just Energy’s Base Gross Margin. Products offered to Commercial customers range from standard fixed–price offerings to “one off” offerings, tailored to meet the customer’s specific needs. These products can be fixed or floating rate or a blend of the two, and normally have a term of less than five years. Base Gross margin per RCE (defined in Key Terms) for this segment is lower than it is for the Mass Markets segment, but customer acquisition costs and ongoing customer care costs per RCE are lower as well. Commercial customers also have significantly lower attrition rates than Mass Markets customers.

ABOUT JUST ENERGY’S PRODUCTS

Just Energy offers products and services to address customers’ essential needs, including electricity and natural gas commodities, energy efficient solutions, carbon offsets and renewable energy options as well as water quality and filtration devices.

Electricity

Just Energy services various states and territories in the U.S. and Canada with electricity. A variety of electricity solutions are offered, including fixed–price, flat–bill and variable–price products on both short–term and longer–term contracts. Most of these products provide customers with price–protection programs for the majority of their electricity requirements. Just Energy uses historical usage data for enrolled customers to predict future customer consumption and to help with long–term supply procurement decisions. Flat–bill products offer customers the ability to pay a fixed amount per period regardless of usage.

Just Energy purchases electricity supply from market counterparties for Mass Markets and Commercial customers based on forecasted customer aggregation. Electricity supply is generally purchased concurrently with the execution of a contract for larger Commercial customers. Historical customer usage is obtained from LDCs (as defined in Key Terms), which, when normalized to average weather, provides Just Energy with expected normal customer consumption. Just Energy mitigates exposure to weather variations through active management of the electricity portfolio and the purchase of options, including weather derivatives. Just Energy’s ability to successfully mitigate weather effects is limited by the degree to which weather conditions deviate from normal. To the extent that balancing electricity purchases are outside the acceptable forecast, Just Energy bears the financial responsibility for excess or short supply caused by fluctuations in customer usage. Any supply balancing not fully covered through customer pass–throughs, active management or the options employed may increase or decrease Just Energy’s Base Gross Margin (as defined below) depending upon market conditions at the time of balancing.

Natural gas

Just Energy offers natural gas customers a variety of products ranging from five–year fixed–price contracts to month–to–month variable–price contracts. Gas supply is purchased from market counterparties based on forecasted consumption. For larger Commercial customers, gas supply is generally purchased concurrently with the execution of a contract. Variable rate products allow customers to maintain flexibility while retaining the ability to lock into a fixed price at their discretion. Flat–bill products offer customers the ability to pay a fixed amount per period regardless of usage or changes in the price of the commodity.

The LDCs provide historical customer usage which, when normalized to average weather, enables Just Energy to purchase the expected normal customer consumption. Just Energy mitigates exposure to weather variations through active

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management of the gas portfolio, which involves, but is not limited to, the purchase of options, including weather derivatives. Just Energy’s ability to successfully mitigate weather effects is limited by the degree to which weather conditions deviate from normal. To the extent that balancing requirements are outside the forecasted purchase, Just Energy bears the financial responsibility for fluctuations in customer usage. To the extent that supply balancing is not fully covered through active management or the options employed, Just Energy’s Base Gross Margin may increase or decrease depending upon market conditions at the time of balancing.

Territory	Gas delivery method
Manitoba, Ontario, Quebec and Michigan

The volumes delivered for a customer typically remain constant throughout the year. Sales are not recognized until the customer consumes the gas. During the winter months, gas is consumed at a rate that is greater than delivery, resulting in accrued gas receivables, and, in the summer months, deliveries to LDCs exceed customer consumption, resulting in gas delivered in excess of consumption. Just Energy receives cash from the LDCs as the gas is delivered.

Alberta, British Columbia, Saskatchewan, California, Illinois, Indiana, Maryland, New Jersey, New York, Ohio and Pennsylvania

The volume of gas delivered is based on the estimated consumption and storage requirements for each month. The amount of gas delivered in the months of October to March is higher than in the months of April to September. Cash flow received from most of these markets is greatest during the fall and winter quarters, as cash is normally received from the LDCs in the same period as customer consumption.

JustGreen

Many customers have the ability to choose an appropriate JustGreen program to supplement their electricity and natural gas, providing an effective method to offset their carbon footprint associated with the respective commodity consumption.

JustGreen’s electricity products offer customers the option of having all or a portion of the volume of their electricity usage sourced from renewable green sources such as wind, solar, hydropower or biomass, via power purchase agreements and renewable energy certificates. JustGreen programs for gas customers involve the purchase of carbon offsets from carbon capture and reduction projects. Additional green products allow customers to offset their carbon footprint without buying energy commodity products and can be offered in all states and provinces without being dependent on energy deregulation.

Just Energy currently sells JustGreen electricity and gas in eligible markets across North America. Of all customers who contracted with Just Energy in the past year, 41% purchased JustGreen for some or all of their energy needs. On average, these customers elected to purchase 92% of their consumption as green supply. For comparison, as reported for the trailing 12 months ended December 31, 2020, 42% of Consumer customers who contracted with Just Energy chose to include JustGreen for an average of 97% of their consumption. As at December 31, 2021, JustGreen makes up 23% of the Mass Market electricity portfolio, compared to 25% in the year ago period. JustGreen makes up 23% of the Mass Market gas portfolio, compared to 17% in the year ago period.

Terrapass

Through Terrapass, customers can offset their environmental impact by purchasing high quality environmental products. Terrapass supports projects throughout North America and world–wide that destroy greenhouse gases, produce renewable energy and restore freshwater ecosystems. Each project is made possible through the purchase of carbon offsets, renewable energy credits and BEF Water Restoration Certificates®. Terrapass offers various purchase options for Mass Markets or Commercial customers, enabling businesses to incorporate seamless carbon offset options by providing marketing and product integration solutions.

Key terms

“Base Gross Margin per RCE” refers to the energy Base Gross Margin realized on Just Energy’s RCE customer base, including gains (losses) from the sale of excess commodity supply excluding the impacts of the Weather Event or Reorganization Costs.

“Commodity RCE attrition” refers to the percentage of energy customers whose contracts were terminated prior to the end of the term either at the option of the customer or by Just Energy.

“Customer count” refers to the number of customers with a distinct address rather than RCEs (see key term below).

“Failed to renew” means customers who did not renew expiring contracts at the end of their term.

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“LDC” means a local distribution company; the natural gas or electricity distributor for a regulatory or governmentally defined geographic area.

“Liquidity” means cash on hand.

“Maintenance capital expenditures” means the necessary property and equipment and intangible asset capital expenditures required to maintain existing operations at functional levels.

“RCE” means residential customer equivalent, which is a unit of measurement equivalent to a customer using 2,815 m3 (or 106 GJs or 1,000 Therms or 1,025 CCFs) of natural gas on an annual basis or 10 MWh (or 10,000 kWh) of electricity on an annual basis, which represents the approximate amount of gas and electricity, respectively, used by a typical household in Ontario, Canada.

“Reorganization Costs” means the amounts incurred related to the filings under the CCAA Proceedings. These costs include professional and advisory costs, key employee retention plan, contract terminations and prepetition claims, and other costs.

“Selling commission expenses” means customer acquisition costs amortized under IFRS 15, “Revenue from contracts with customers”, or directly expensed within the current period and consist of commissions paid to independent sales contractors, brokers and sales agents and is reflected on the Interim Condensed Consolidated Statements of Income as part of selling and marketing expenses.

“Selling non–commission and marketing expenses” means the cost of selling overhead, including digital marketing cost not directly associated with the costs of direct customer acquisition costs within the current period and is reflected on the Interim Condensed Consolidated Statements of Income as part of selling and marketing expenses.

“September 2020 Recapitalization” refers to the recapitalization transaction that the Company completed in September 2020.

“Strategic Review” means the Company’s formal review announced on June 6, 2019 to evaluate strategic alternatives available to the Company. The Company finalized the Strategic Review with the completed September 2020 Recapitalization.

“Term Loan” refers to the US$206 million senior unsecured 10.25% term loan facility entered into on September 28, 2020 pursuant to the September 2020 Recapitalization, which has a maturity date of March 31, 2024.

Non–IFRS financial measures

Just Energy’s Interim Condensed Consolidated Financial Statements are prepared in accordance with IFRS. The financial measures that are defined below do not have a standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. These financial measures should not be considered as an alternative to, or more meaningful than, net income (loss), cash flow from operating activities and other measures of financial performance as determined in accordance with IFRS; however, the Company believes that these measures are useful in providing relative operational profitability of the Company’s business.

BASE GROSS MARGIN

“Base Gross Margin” represents gross margin adjusted to exclude the effect of applying IFRS Interpretation Committee Agenda Decision 11, Physical Settlement of Contracts to Buy or Sell a Non–Financial Item, for realized gains (losses) on derivative instruments, the one–time impact of the Weather Event, and the one–time non–recurring sales tax settlement. Base Gross Margin is a key measure used by management to assess performance and allocate resources. Management believes that these realized gains (losses) on derivative instruments reflect the long–term financial performance of Just Energy and thus have included them in the Base Gross Margin calculation.

EBITDA

“EBITDA” refers to earnings before finance costs, income taxes, depreciation and amortization with an adjustment for discontinued operations. EBITDA is a non–IFRS measure that reflects the operational profitability of the business.

BASE EBITDA

“Base EBITDA” refers to EBITDA adjusted to exclude the impact of unrealized mark to market gains (losses) arising from IFRS requirements for derivative financial instruments, Reorganization Costs, share–based compensation, impairment of inventory, Strategic Review costs, Restructuring costs, gain on investment, realized gains (losses) related to gas held in storage until gas is sold, and non–controlling interest. This measure reflects operational profitability as the impact of the gain on investment, impairment of inventory and Reorganization Costs are one–time non–recurring events. Non–cash

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share–based compensation expense is treated as an equity issuance for the purposes of this calculation as it will be settled in Common Shares; the unrealized mark to market gains (losses) are associated with supply already sold in the future at fixed prices; and, the unrealized mark to market gains (losses) of weather derivatives are not related to weather in the current period.

Just Energy ensures that customer margins are protected by entering into fixed–price supply contracts. Under IFRS, the customer contracts are not marked to market; however, there is a requirement to mark to market the future supply contracts. This creates unrealized and realized gains (losses) depending upon current supply pricing. Management believes that the unrealized mark to market gains (losses) do not impact the long–term financial performance of Just Energy and has excluded them from the Base EBITDA calculation.

Just Energy uses derivative financial instruments to hedge the gas held in storage for future delivery to customers. Under IFRS, the customer contracts are not marked to market: however, there is a requirement to report the realized gains (losses) in the current period instead of recognizing them as a cost of inventory until delivery to the customer. Just Energy excludes the realized gains (losses) to EBITDA during the injection season and includes them during the withdrawal season in accordance with the customers receiving the gas. Management believes that including the realized gains (losses) during the withdrawal season when the customers receive the gas is more reflective of the operations of the business.

Just Energy recognizes the incremental acquisition costs of obtaining a customer contract as an asset since these costs would not have been incurred if the contract was not obtained and are recovered through the consideration collected from the contract. Commissions and incentives paid for commodity contracts and value–added products contracts are capitalized and amortized over the term of the contract. Amortization of these costs with respect to customer contracts is included in the calculation of Base EBITDA (as selling commission expenses). Amortization of incremental acquisition costs on value–added product contracts is excluded from the Base EBITDA calculation as value–added products are considered to be a lease asset akin to a fixed asset whereby amortization or depreciation expenses are excluded from Base EBITDA.

FREE CASH FLOW AND UNLEVERED FREE CASH FLOW

Free cash flow represents cash flow from operations less maintenance capital expenditures. Unlevered free cash flow represents free cash flows plus finance costs excluding the non–cash portion.

EMBEDDED GROSS MARGIN (“EGM”)

EGM is a rolling five–year measure of management’s estimate of future contracted energy and product gross margin. The commodity EGM is the difference between existing energy customer contract prices and the cost of supply for the remainder of the term, with appropriate assumptions for commodity RCE attrition and renewals. The product gross margin is the difference between existing value–added product customer contract prices and the cost of goods sold on a five–year undiscounted basis for such customer contracts, with appropriate assumptions for value–added product attrition and renewals. It is assumed that expiring contracts will be renewed at target margin renewal rates.

EGM indicates the gross margin expected to be realized over the next five years from existing customers. It is intended only as a directional measure for future gross margin. It is neither discounted to present value nor is it intended to consider administrative and other costs necessary to realize this margin.

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Financial and operating highlights

For the three months ended December 31.

(thousands of dollars, except where indicated and per share amounts)

		% increase
	Fiscal 2022	(decrease)	Fiscal 2021
Sales	$650,691	4%	$627,016
Base Gross Margin[1]	106,938	(19)%	131,608
Administrative expenses[2]	32,473	7%	30,408
Selling commission expenses	27,196	(11)%	30,485
Selling non-commission and marketing expense	16,374	39%	11,784
Bad debt expense	8,866	164%	3,358
Reorganization Costs	40,984	NMF [3]	–
Finance costs	14,271	(19)%	17,677
Loss for the period	(139,231)	NMF [3]	(47,539)
Base EBITDA[1]	22,320	(60)%	55,785
RCE Mass Markets count	1,173,000	(1)%	1,187,000
RCE Mass Markets net adds	24,000	NMF [3]	(19,000)
RCE Commercial count	1,588,000	(11)%	1,776,000

1 See “Non–IFRS financial measures” on page 5.

2 Includes $1.6 million of Strategic Review costs for the third quarter of fiscal 2021.

3 Not a meaningful figure.

Sales increased by 4% to $650.7 million for the three months ended December 31, 2021 compared to $627.0 million for the three months ended December 31, 2020. The increase was primarily driven by an increase in the Texas Mass Market customer base, as well as higher Commercial revenue in Canada.

Base Gross Margin decreased by 19% to $106.9 million for the quarter ended December 31, 2021 compared to $131.6 million for the quarter ended December 31, 2020. The decrease was primarily driven by lower Mass Markets realized Base Gross Margin due to higher commodity supply prices and competitive pricing to support growth and retention.

Base EBITDA decreased by 60% to $22.3 million for the three months ended December 31, 2021 compared to $55.8 million for the three months ended December 31, 2020. The decrease was primarily driven by lower Base Gross Margin and higher bad debt and non-commission selling expenses.

Administrative expenses increased by 7% to $32.5 million for the three months ended December 31, 2021 compared to $30.4 million to the three months ended December 31, 2020. The increase was primarily driven by credits in the prior year related to the Canadian wage subsidy that were no longer available to the Company in the current quarter.

Selling commission expenses decreased by 11% to $27.2 million for the three months ended December 31, 2021 compared to $30.5 million for the three months ended December 31, 2020. The decrease is primarily due to lower Commercial sales in prior periods.

Selling non–commission and marketing expenses increased by 39% to $16.4 million for the three months ended December 31, 2021 compared to $11.8 million for the three months ended December 31, 2020. The increase was driven by investment in digital marketing and sales agent costs to drive increase in customer additions.

Bad debt expense increased by 164% to $8.9 million for the three months ended December 31, 2021 compared to $3.4 million for the three months ended December 31, 2020. The increase in bad debt was driven from the higher revenues in Texas Mass Market from an increase in the customer base and release of credit reserves in the prior year.

Reorganization Costs represent the amounts incurred related to the filings under the CCAA Proceedings. These costs include professional and advisory costs of $13.9 million, $1.9 million for the key employee retention plan and $25.2 million in prepetition claims, contract terminations and other costs.

Finance costs decreased by 19% to $14.3 million for the three months ended December 31, 2021 compared to $17.7 million for the three months ended December 31, 2020. The decrease is due to no longer using supplier financing on current payables and no longer accruing finance costs on the Term Loan due to the CCAA Proceedings as described in Note 9 of the Interim Condensed Consolidated Financial Statements, offset by finance costs on the DIP Facility.

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Mass Markets RCE Net Adds for the three months ended December 31, 2021 was increased by 24,000 compared to a decrease of 19,000 for the three months ended December 31, 2020 driven by the increase in gross adds while holding attrition and Failed to renew flat.

Financial and operating highlights

For the nine months ended December 31.

(thousands of dollars, except where indicated and per share amounts)

		% increase
	Fiscal 2022	(decrease)	Fiscal 2021
Sales	$1,964,132	(4)%	$2,050,973
Base Gross Margin[1]	323,133	(20)%	406,160
Administrative expenses[2]	99,424	(12)%	112,507
Selling commission expenses	80,341	(21)%	101,358
Selling non-commission and marketing expense	47,688	33%	35,782
Bad debt expense	19,976	(26)%	26,960
Reorganization Costs	79,570	NMF [3]	–
Finance costs	39,079	(44)%	69,274
Profit (Loss) for the period	462,117	NMF [3]	(19,755)
Base EBITDA[1]	76,239	(41)%	129,038
Unlevered free cash flow[1]	(13,779)	(150)%	27,813
EGM Mass Market	1,058,300	3%	1,023,000
EGM Commercial	325,800	(10)%	360,000
RCE Mass Markets net adds	27,000	NMF [3]	(136,000)

1 See “Non–IFRS financial measures” on page 5.

2 Includes $3.7 million of Strategic Review costs for the third quarter of fiscal 2021.

3 Not a meaningful figure.

Sales decreased by 4% to $1,964.1 million for the nine months ended December 31, 2021 compared to $2,051.0 million for the nine months ended December 31, 2020. The decrease was primarily driven by the loss of customers in the prior year due to regulatory restrictions in Ontario, New York and California, selling constraints posed by the COVID-19 pandemic on certain direct in–person channels and competitive pressures on pricing in the Commercial segment. The overall decrease is partially offset by growth in sales through increased investment in digital marketing in Mass Markets.

Base Gross Margin decreased by 20% to $323.1 million for the nine months ended December 31, 2021 compared to $406.2 million for the nine months ended December 31, 2020. The decrease was primarily driven by unfavourable exchange rate fluctuations, decline in the customer base, higher commodity supply costs and competitive pricing to support growth and retention.

Base EBITDA decreased by 41% to $76.2 million for the nine months ended December 31, 2021 compared to $129.0 million for the nine months ended December 31, 2020. The decrease was driven by lower Base Gross Margin and investment in digital and sales agent costs, partially offset by lower administrative, selling commission and bad debt expenses.

Administrative expenses decreased by 12% to $99.4 million for the nine months ended December 31, 2021 compared to $112.5 million for the nine months ended December 31, 2020. The decrease was primarily driven by higher professional fees and legal fees in the prior year, including a provision related to the Hurt and Hill class-action settlement.

Selling commission expenses decreased by 21% to $80.3 million for the nine months ended December 31, 2021 compared to $101.4 for the nine months ended December 31, 2020. The decrease is primarily driven by lower amortization expense of upfront acquisition costs from lower sales through the direct in–person channels driven by the impacts of the COVID-19 pandemic in prior periods, as well as lower commercial sales driven by competitive price pressures and the COVID-19 pandemic in prior periods.

Selling non–commission and marketing expenses increased by 33% to $47.7 million for the nine months ended December 31, 2021 compared to $35.8 million for the nine months ended December 31, 2020. The increase was driven by investment in digital marketing and sales agent costs.

Bad debt expense decreased by 26% to $20.0 million for the nine months ended December 31, 2021 compared to $27.0 million for the nine months ended December 31, 2020. The decrease was driven by the release of reserves due to continued consistent payment trends along with recovery of previous write-offs in the Commercial segment.

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Reorganization Costs represent the amounts incurred related to the filings under the CCAA Proceedings. These costs include professional and advisory costs of $37.2 million, $7.2 million for the key employee retention plan and $35.2 million in prepetition claims, contract terminations and other costs.

Finance costs decreased by 44% to $39.1 million for the nine months ended December 31, 2021 compared to $69.3 million for the nine months ended December 31, 2020. The decrease is due to the September 2020 Recapitalization together with no longer using supplier financing on current payables and no longer accruing finance costs on the Term Loan due to the CCAA Proceedings as described in Note 9 of the Interim Condensed Consolidated Financial Statements offset by finance costs on the DIP Facility.

Unlevered free cash flow decreased by $41.6 million to an outflow of $13.8 million for the nine months ended December 31, 2021 compared to an inflow of $27.8 million for the nine months ended December 31, 2020. The decrease is related to higher payments to ERCOT associated with the Weather Event and professional and advisory costs related to CCAA proceedings partially offset by the non-payment of trade and other payables.

Mass Markets EGM increased by 3% to $1,058.3 million as at December 31, 2021 compared to $1,023.0 million as at December 31, 2020. The increase was primarily driven by growth in the Texas Mass Market customer base.

Commercial EGM decreased by 10% to $325.8 million as at December 31, 2021 compared to $360.0 million as at December 31, 2020. The decline resulted from the decrease in the customer base compared to the prior period.

Base Gross Margin1

For the Three months ended December 31.

(thousands of dollars)

	Fiscal 2022			Fiscal 2021
	Mass			Mass
	Market	Commercial	Total	Market	Commercial	Total
Gas	$14,463	$7,838	$22,301	$28,454	$5,943	$34,397
Electricity	60,367	24,270	84,637	73,077	24,134	97,211
	$74,830	$32,108	$106,938	$101,531	$30,077	$131,608
Increase / (Decrease)	(26)%	7%	(19)%

For the nine months ended December 31.

(thousands of dollars)

	Fiscal 2022			Fiscal 2021
	Mass			Mass
	Market	Commercial	Total	Market	Commercial	Total
Gas	$36,267	$10,308	$46,575	$71,110	$16,414	$87,524
Electricity	200,150	76,408	276,558	245,892	72,744	318,636
	$236,417	$86,716	$323,133	$317,002	$89,158	$406,160
Decrease	(25)%	(3)%	(20)%

1 See “Non–IFRS financial measures” on page 5.

MASS MARKETS SEGMENT

Mass Markets Base Gross Margin decreased by 26% to $74.8 million for the three months ended December 31, 2021 compared to $101.5 million for the three months ended December 31, 2020. The decrease was primarily driven by lower average realized Base Gross Margin driven by higher supply costs and competitive pricing to support growth.

Mass Markets Base Gross Margin decreased by 25% to $236.4 million for the nine months ended December 31, 2021 compared to $317.0 million for the nine months ended December 31, 2020. The decrease was primarily driven by a decline in average realized Base Gross Margin driven by higher supply costs, competitive pricing to support growth and retention and unfavourable exchange rate fluctuations.

Gas

Mass Markets Gas Base Gross Margin decreased by 49% to $14.5 million for the three months ended December 31, 2021 compared to $28.5 million for the three months ended December 31, 2020, primarily driven by a decline in average realized Base Gross Margin due to higher supply costs and a decline in the customer base.

9.

Mass Markets Gas Base Gross Margin decreased by 49% to $36.3 million for the nine months ended December 31, 2021 compared to $71.1 million for the nine months ended December 31, 2020. The decrease was primarily driven by a decline in the customer base and a decrease in average realized Base Gross Margin from higher supply costs.

Electricity

Mass Markets Electricity Base Gross Margin decreased by 17% to $60.4 million for the three months ended December 31, 2021 compared to $73.1 million for the three months ended December 31, 2020. The decrease is primarily driven by average realized Base Gross Margin driven by higher supply costs and competitive pricing to support growth and retention partially offset by an increase in the customer base.

Mass Markets Electricity Base Gross Margin decreased by 19% to $200.2 million for the nine months ended December 31, 2021 compared to $245.9 million for the nine months ended December 31, 2020. The decrease is primarily driven by a decline in average Base Gross Margin driven by higher supply costs and competitive pricing to support growth and retention and unfavourable exchange rate fluctuations, partially offset by an increase in the customer base.

COMMERCIAL SEGMENT

Commercial Base Gross Margin increased by 7% to $32.1 million for the three months ended December 31, 2021 compared to $30.1 million nine months ended December 31, 2020. The increase was driven by higher average realized Base Gross Margin partially offset by a lower customer base.

Commercial Base Gross Margin decreased by 3% to $86.7 million for the nine months ended December 31, 2021 compared to $89.2 million for the nine months ended December 31, 2020. The decrease was primarily driven by a decline in the customer base.

Gas

Commercial Gas Base Gross Margin increased by 32% to $7.8 million for the three months ended December 31, 2021 compared to $5.9 million for the three months ended December 31, 2020. The increase was primarily driven by higher average realized Base Gross Margin.

Commercial Gas Base Gross Margin decreased by 37% to $10.3 million for the nine months ended December 31, 2021 compared to $16.4 million for the nine months ended December 31, 2020. The decrease was primarily driven by lower average realized Base Gross Margin and the decline in customer base.

Electricity

Commercial Electricity Base Gross Margin increased by 1% to $24.3 million for the three months ended December 31, 2021 compared to $24.1 million for the three months ended December 31, 2020. The increase was primarily due to higher average realized Base Gross Margin, partially offset by a decline in the customer base.

Commercial Electricity Base Gross Margin increased by 5% to $76.4 million for the nine months ended December 31, 2021 compared to $72.7 million for the nine months ended December 31, 2020. The increase is primarily driven by higher average realized Base Gross Margin, partially offset by a decline in customer base.

Mass Markets average realized Base Gross Margin

For the trailing 12 months ended December 31.

	Fiscal 2022		Fiscal 2021
	Base GM/RCE	% Change	Base GM/RCE
Gas	$318	(23)%	$414
Electricity	292	(21)%	369
Total	$297	(22)%	$381

Mass Markets average realized Base Gross Margin for the trailing 12 months ended December 31, 2021 decreased 22% to $297 compared to $381 for the trailing 12 months ended December 31, 2020. The decrease is primarily attributable to higher supply costs and competitive market pricing to support growth and retention and changes to the sales channel mix.

10.

Commercial average realized Base Gross Margin

For the trailing 12 months ended December 31.

	Fiscal 2022		Fiscal 2021
	Base GM/RCE	% Change	Base GM/RCE
Gas	$81	(26)%	$110
Electricity	103	11%	93
Total	$98	2%	$96

Commercial average realized Base Gross Margin for the trailing 12 months ended December 31, 2021 increased 2% to $98 compared to $96 for the trailing 12 months ended December 31, 2020. The increase is primarily driven by higher average realized Base Gross Margin in the electricity markets.

Base EBITDA

For the three months ended December 31.

(thousands of dollars)

	Fiscal 2022	Fiscal 2021
Reconciliation to Interim Condensed Consolidated Statements of Income
Loss for the period	$(139,231)	$(47,539)
Add:
Finance costs	14,271	17,677
Provision (recovery) for income taxes	(1,978)	3,311
Gain from discontinued operations	–	(4,788)
Amortization and depreciation	10,785	5,391
EBITDA	$(116,153)	$(25,948)
Add (subtract):
Unrealized loss of derivative instruments and other	274,841	71,558
Gain on September 2020 Recapitalization transaction, net	–	(1,026)
Weather Event	(190,019)	–
Reorganization Costs	40,984	–
Loss on investment	10,273	–
Share-based compensation	418	1,535
Strategic Review costs	–	1,586
Realized loss included in cost of goods sold	1,952	127
Loss attributable to non-controlling interest	24	12
Sales tax settlement	–	7,941
Base EBITDA	$22,320	$55,785

Gross margin	$216,430	$180,445
Realized gain (loss) of derivative instruments and other	80,527	(56,778)
Sales tax settlement	–	7,941
Weather Event	(190,019)	–
Base Gross Margin	106,938	131,608
Add (subtract):
Administrative expenses	(32,473)	(30,408)
Selling commission expenses	(27,196)	(30,485)
Selling non-commission and marketing expense	(16,374)	(11,784)
Bad debt expense	(8,866)	(3,358)
Strategic Review costs	–	1,586
Amortization included in cost of sales	113	45
Loss attributable to non-controlling interest	24	12
Other income (expense)	154	(1,431)
Base EBITDA	$22,320	$55,785

11.

Base EBITDA

For the nine months ended December 31.

(thousands of dollars)

	Fiscal 2022	Fiscal 2021
Reconciliation to Interim Condensed Consolidated Statements of Income
Profit (Loss) for the period	$462,117	$(19,755)
Add:
Finance costs	39,079	69,274
Provision (recovery) for income taxes	(3,190)	4,618
Gain from discontinued operations	–	(630)
Amortization and depreciation	20,023	18,462
EBITDA	$518,029	$71,969
Add (subtract):
Unrealized (gain) loss of derivative instruments and other	(304,811)	79,177
Gain on September 2020 Recapitalization transaction, net	–	(51,367)
Weather Event	(189,403)	–
Reorganization Costs	79,570	–
Gain on investment	(18,727)	–
Restructuring Costs	–	7,118
Non-cash adjustment to green obligations	(4,578)	–
Share-based compensation	1,445	5,657
Impairment of inventory	648	–
Strategic Review costs	–	3,684
Realized (gain) loss included in cost of goods sold	(6,018)	4,734
Loss attributable to non-controlling interest	84	125
Sales tax settlement	–	7,941
Base EBITDA	$76,239	$129,038

Gross margin	$378,211	$670,293
Realized gain (loss) of derivative instruments and other	138,903	(272,074)
Non-cash adjustment to green obligations	(4,578)	–
Sales tax settlement	–	7,941
Weather Event	(189,403)	–
Base Gross Margin	323,133	406,160
Add (subtract):
Administrative expenses	(99,424)	(112,507)
Selling commission expenses	(80,341)	(101,358)
Selling non-commission and marketing expense	(47,688)	(35,782)
Bad debt expense	(19,976)	(26,960)
Strategic Review costs	–	3,684
Amortization included in cost of sales	195	164
Loss attributable to non-controlling interest	84	125
Other income (expense)	256	(4,488)
Base EBITDA	$76,239	$129,038

12.

Summary of quarterly results for continuing operations

(thousands of dollars, except per share amounts)

	Q3	Q2	Q1	Q4
	Fiscal 2022	Fiscal 2022	Fiscal 2022	Fiscal 2021
Sales[1]	$650,691	$704,769	$608,672	$689,064
Cost of goods sold[1]	434,261	623,298	528,363	3,131,485
Gross margin	216,430	81,471	80,309	(2,442,421)
Realized gain of derivative instruments and other	80,527	42,735	15,642	2,152,866
Weather Event	(190,019)	(3,051)	3,666	418,369
Sales Tax settlement	–	–	–	1,885
Non-cash adjustment to green obligations	–	(4,578)	–	–
Base Gross Margin	106,938	116,577	99,617	130,699
Administrative expenses	32,473	37,181	29,770	29,884
Selling commission expenses	27,196	27,851	25,294	28,295
Selling non-commission and marketing expenses	16,374	16,936	14,378	14,086
Bad debt expense	8,866	3,692	7,418	7,301
Finance costs	14,271	11,895	12,913	17,346
Profit (loss) for the period from continuing operations	(139,231)	326,049	275,299	(382,371)
Loss for the period from discontinued operations, net	–	–	–	(162)
Profit (loss) for the period	(139,231)	326,049	275,299	(382,533)
Base EBITDA from continuing operations	22,320	30,897	23,021	53,794

	Q3	Q2	Q1	Q4
	Fiscal 2021	Fiscal 2021	Fiscal 2021	Fiscal 2020
Sales[1]	$627,016	$737,994	$685,964	$776,921
Cost of goods sold[1]	446,571	517,283	416,827	489,411
Gross margin	180,445	220,711	269,137	287,510
Realized loss of derivative instruments and other	(56,778)	(82,438)	(132,858)	(107,089)
Sales Tax settlement	7,941	–	–	–
Base Gross Margin	131,608	138,273	136,279	180,421
Administrative expenses	30,408	43,957	38,142	46,051
Selling commission expenses	30,485	34,895	35,979	36,983
Selling non-commission and marketing expenses	11,784	13,017	10,981	16,584
Bad debt expense	3,358	11,662	11,940	13,197
Finance costs	17,677	29,744	21,853	26,770
Profit (loss) for the period from continuing operations	(52,327)	(50,156)	82,098	(138,210)
Profit (loss) for the period from discontinued operations, net	4,788	(1,210)	(2,948)	(2,721)
Profit (loss) for the period	(47,539)	(51,366)	79,150	(140,931)
Base EBITDA from continuing operations	55,785	32,774	40,479	74,632

1 Sales amounts have been corrected from the statements previously presented to conform to the presentation of the current Interim Condensed Consolidated Financial Statements.

Just Energy’s results reflect seasonality, as Gas consumption by customers is typically highest in October through March and lowest in April through September. Electricity consumption is typically highest in January through March and July through September and lowest in October through December and April through June. Electricity and gas customers (RCEs) currently represent 78% and 22% of the commodity customer base, respectively. Since consumption for each commodity is influenced by weather, Just Energy believes the annual quarter over quarter comparisons are more relevant than sequential quarter comparisons.

13.

Segmented Base EBITDA1

For the three months ended December 31.

(thousands of dollars)

	Fiscal 2022
			Corporate
	Mass		and shared
	Market	Commercial	services	Consolidated
Sales	$350,061	$300,630	$–	$650,691
Cost of goods sold	(171,487)	(262,774)	–	(434,261)
Gross margin	178,574	37,856	–	216,430
Non-cash adjustment to green obligations	–	–	–	–
Weather Event	(161,712)	(28,307)	–	(190,019)
Realized gain of derivative instruments and other	57,968	22,559	–	80,527
Base Gross Margin	74,830	32,108	–	106,938
Add (subtract):
Administrative expenses	(10,206)	(3,624)	(18,643)	(32,473)
Selling commission expenses	(14,650)	(12,546)	–	(27,196)
Selling non-commission and marketing expense	(14,928)	(1,446)	–	(16,374)
Bad debt expense	(9,365)	499	–	(8,866)
Amortization included in cost of goods sold	113	–	–	113
Other income (expense)	146	8	–	154
Loss attributable to non-controlling interest	24	–	–	24
Base EBITDA from continuing operations	$25,964	$14,999	$(18,643)	$22,320

	Fiscal 2021
			Corporate
	Mass		and shared
	Market	Commercial	services	Consolidated
Sales[1]	$342,092	$284,924	$–	$627,016
Cost of goods sold[1]	(215,702)	(230,869)	–	(446,571)
Gross margin	126,390	54,055	–	180,445
Sales tax settlement	7,941	–	–	7,941
Realized loss of derivative instruments and other	(32,800)	(23,978)	–	(56,778)
Base Gross Margin	101,531	30,077	–	131,608
Add (subtract):
Administrative expenses	(8,561)	(3,458)	(18,389)	(30,408)
Selling commission expenses	(14,822)	(15,663)	–	(30,485)
Selling non-commission and marketing expense	(10,716)	(1,068)	–	(11,784)
Bad debt expense	(2,127)	(1,231)	–	(3,358)
Amortization included in cost of goods sold	45	–	–	45
Strategic Review costs	–	–	1,586	1,586
Other income (expense)	(1,535)	104	–	(1,431)
Loss attributable to non-controlling interest	12	–	–	12
Base EBITDA from continuing operations	$63,827	$8,761	$(16,803)	$55,785

Mass Markets segment Base EBITDA decreased by 59% to $26.0 million for the three months ended December 31, 2021 compared to $63.8 million for the three months ended December 31, 2020. The decrease was driven by lower Base Gross Margin, higher bad debt and increased investment in digital marketing and sales agent costs.

Commercial segment Base EBITDA increased by 71% to $15.0 million for the three months ended December 31, 2021 compared to $8.8 million for the three months ended December 31, 2020. The increase was driven by higher Base Gross Margin and lower selling commission and bad debt expenses.

Corporate and shared services costs relate to management oversight of the business units, public reporting and filings, corporate governance and other shared services functions. The corporate expenses were $18.6 million for the three months

14.

ended December 31, 2021 compared to $16.8 million for the three months ended December 31, 2020. The increase was primarily driven by credits related to the Canadian wage subsidy in the prior year, which were not available to the Company in the quarter.

Segmented Base EBITDA1

For the nine months ended December 31.

(thousands of dollars)

	Fiscal 2022
			Corporate
	Mass		and shared
	Market	Commercial	services	Consolidated
Sales	$1,066,539	$897,593	$–	$1,964,132
Cost of goods sold	(766,308)	(819,613)	–	(1,585,921)
Gross margin	300,231	77,980	–	378,211
Non-cash adjustment to green obligations	(4,332)	(246)	–	(4,578)
Weather Event	(161,096)	(28,307)	–	(189,403)
Realized gain of derivative instruments and other	101,614	37,289	–	138,903
Base Gross Margin	236,417	86,716	–	323,133
Add (subtract):
Administrative expenses	(29,707)	(10,724)	(58,993)	(99,424)
Selling commission expenses	(40,153)	(40,188)	–	(80,341)
Selling non-commission and marketing expense	(43,724)	(3,964)	–	(47,688)
Bad debt expense	(18,889)	(1,087)	–	(19,976)
Amortization included in cost of goods sold	195	–	–	195
Other income (expense)	227	29	–	256
Loss attributable to non-controlling interest	84	–	–	84
Base EBITDA from continuing operations	$104,450	$30,782	$(58,993)	$76,239

	Fiscal 2021
			Corporate
	Mass		and shared
	Market	Commercial	services	Consolidated
Sales[1]	$1,152,095	$898,878	$–	$2,050,973
Cost of goods sold[1]	(685,859)	(694,821)	–	(1,380,680)
Gross margin	466,236	204,057	–	670,293
Sales tax settlement	7,941	–	–	7,941
Realized loss of derivative instruments and other	(157,175)	(114,899)	–	(272,074)
Base Gross Margin	317,002	89,158	–	406,160
Add (subtract):
Administrative expenses	(26,747)	(12,894)	(72,866)	(112,507)
Selling commission expenses	(51,568)	(49,790)	–	(101,358)
Selling non-commission and marketing expense	(31,192)	(4,590)	–	(35,782)
Bad debt expense	(19,214)	(7,746)	–	(26,960)
Amortization included in cost of goods sold	164	–	–	164
Strategic Review costs	–	–	3,684	3,684
Other income (expense)	(4,701)	213	–	(4,488)
Loss attributable to non-controlling interest	125	–	–	125
Base EBITDA from continuing operations	$183,869	$14,351	$(69,182)	$129,038

1 Sales amounts have been corrected from the statements previously presented to conform to the presentation of the current Interim Condensed Consolidated Financial Statements.

2 The segment definitions are provided on page 3.

Mass Markets segment Base EBITDA decreased by 43% to $104.5 million for the nine months ended December 31, 2021 compared to $183.9 million for the nine months ended December 31, 2020. The decrease was driven by a lower Base

15.

Gross Margin and increased investment in digital marketing and sales agent costs, partially offset by lower selling commission expenses.

Commercial segment Base EBITDA increased by 114% to $30.8 million for the nine months ended December 31, 2021 compared to $14.4 million for the nine months ended December 31, 2020. The increase was driven by lower bad debt expense and selling commission expenses, partially offset by lower Base Gross Margin.

Corporate and shared services costs relate to management oversight of the business units, public reporting and filings, corporate governance and other shared services functions. The corporate expenses were $59.0 million for the nine months ended December 31, 2021 compared to $69.2 million for the nine months ended December 31, 2020. The decrease was primarily driven by higher professional and legal fees in the prior year, including a provision related to the Hurt and Hill class-action litigation. The Corporate expenses exclude Strategic Review costs in the nine months ended December 31, 2020, because the costs are non-recurring and therefore excluded from Base EBITDA.

Acquisition Costs

The acquisition costs per customer for the trailing twelve months for Mass Market customers signed by sales agents including sales through digital channel and the Commercial customers signed by brokers were as follows:

Trailing twelve months ended
	Fiscal 2022	Fiscal 2021
Mass Markets	$231/RCE	$244/RCE
Commercial	$44/RCE	$43/RCE

The Mass Markets average acquisition cost decreased by 5% to $231/RCE for the trailing twelve months ended December 31, 2021 compared to $244/RCE reported for the twelve months ended December 31, 2020, due to a change in channel mix towards lower cost channels.

The Commercial average customer acquisition cost increased by 2% to $44/RCE for the trailing twelve months ended December 31, 2021 compared to $43/RCE for the twelve months ended December 31, 2020.

Customer summary

CUSTOMER COUNT

	As at	As at
	December 31,	December 31,
	2021	2020	% decrease
Mass Markets	857,000	859,000	–
Commercial	95,000	97,000	(2)%
Total customer count	952,000	956,000	–

The Mass Markets customer count remained consistent compared to December 31, 2020.

The Commercial customer count decreased 2% to 95,000 compared to December 31, 2020. The decline in Commercial customers is due to competitive price pressures in the United States together with impacts related to the COVID–19 pandemic in prior periods and exiting the California electricity market.

16.

COMMODITY RCE SUMMARY

	October 1,			Failed to	December 31,	% increase
	2021	Additions	Attrition	renew	2021	(decrease)
Mass Markets
Gas	238,000	10,000	(8,000)	(5,000)	235,000	(1)%
Electricity	911,000	81,000	(39,000)	(15,000)	938,000	3%
Total Mass Markets RCEs	1,149,000	91,000	(47,000)	(20,000)	1,173,000	2%
Commercial
Gas	408,000	10,000	(39,000)	(7,000)	372,000	(9)%
Electricity	1,253,000	33,000	(24,000)	(46,000)	1,216,000	(3)%
Total Commercial RCEs	1,661,000	43,000	(63,000)	(53,000)	1,588,000	(4)%
Total RCEs	2,810,000	134,000	(110,000)	(73,000)	2,761,000	(2)%

MASS MARKETS

Mass Markets RCE additions increased by 102% to 91,000 for the three months ended December 31, 2021 compared to 45,000 for the three months ended December 31, 2020. The increase is driven by investment in digital marketing and sales agent headcount, as well as continued improvement in direct face–to–face channels. The COVID–19 pandemic had substantial impacts in the three months ended December 31, 2020.

Mass Markets RCE attrition for the three months ended December 31, 2021 remained consistent at 47,000 as compared to prior year.

Mass Markets Failed to renew RCEs increased by 11% to 20,000 for the three months ended December 31, 2021 compared to 18,000 for the three months ended December 31, 2020.

Mass Markets RCE Net Adds for the three months ended December 31, 2021 was a gain of 24,000 compared to a loss of 19,000 for the three months ended December 31, 2020 driven by the increase in gross adds while holding attrition and Failed to renew flat.

As at December 31, 2021, the U.S. and Canadian operations accounted for 87% and 13% of the Mass Markets RCE base, respectively.

COMMERCIAL

Commercial RCE additions increased by 13% to 43,000 for the three months ended December 31, 2021 compared to 38,000 for the three months ended December 31, 2020.

Commercial RCE attrition increased by 37% to 63,000 for the three months ended December 31, 2021 compared to 46,000 for the three months ended December 31, 2020. The increase was driven by a reduction in large Commercial & Industrial customers due to competitive market pricing.

Commercial Failed to renew RCEs decreased by 44% to 53,000 RCEs for the nine months ended December 31, 2021 compared to 95,000 RCEs for the nine months ended December 31, 2020. The decline was driven by fewer RCE expiring in the current period.

As at December 31, 2021, the U.S. and Canadian operations accounted for 64% and 36% of the Commercial RCE base, respectively.

TOTAL

Overall, as at December 31, 2021, the U.S. and Canadian operations accounted for 74% and 26% of the RCE base, respectively, compared to 75% and 25%, respectively, as at December 31, 2020.

17.

COMMODITY RCE ATTRITION

	Trailing 12 months	Trailing 12 months
	ended December 31, 2021	ended December 31, 2020
Mass Markets	18%	17%
Commercial	8%	14%

The Mass Markets attrition rate for the trailing 12 months ended December 31, 2021 increased by one percentage point to 18% reflecting a minor increase in attrition due to higher sales in the current period.

The Commercial attrition rate for the trailing 12 months ended December 31, 2021 decreased six percentage points to 8%. The company continues to see improved attrition on the Commercial segment in line with the general recovery in economic activity.

	Three months	Three months
	ended December 31,	ended December 31,
	2021	2020
Mass Markets	4%	4%
Commercial	2%	3%

The Mass Markets attrition rate for the three months ended December 31, 2021 remained consistent at 4%.

The Commercial attrition rate for the three months ended December 31, 2021 decreased by one percentage point to 2% from 3% compared to the three months ended December 31, 2020 reflecting improvement in customer retention following the reduction of restrictions due to the COVID–19 pandemic.

COMMODITY RCE RENEWALS

	Trailing 12 months	Trailing 12 months
	ended December 31, 2021	ended December 31, 2020
Mass Markets	77%	73%
Commercial	47%	51%

The Mass Markets renewal rate increased four percentage points to 77% for the trailing 12 months ended December 31, 2021. The increase in the Mass Markets renewal rate was driven by improved retention offerings and continued focus on the customer experience.

The Commercial renewal rate decreased by four percentage points to 47% as compared to the same period of fiscal 2021. The decline was driven by fewer RCE expiring in the current period.

	Three months	Three months
	ended December 31,	ended December 31,
	2021	2020
Mass Markets	79%	80%
Commercial	35%	48%

The Mass Markets renewal rate for the three months ended December 31, 2021, decreased to 79% from 80% for the three months ended December 31, 2020.

The Commercial renewal rate for the three months ended December 31, 2021 decreased to 35% from 48% for the three months ended December 31, 2020. The decline was driven by fewer RCE expiring in the current period.

AVERAGE GROSS MARGIN PER RCE

The table below depicts the annual design margins on new and renewed contracts signed during the three months ended December 31, 2021 compared to the three months ended December 31, 2020 for standard commodities, which does not include non–recurring non–commodity fees.

	Q3 Fiscal	Number of	Q3 Fiscal	Number of
	2022	RCEs	2021	RCEs
Mass Markets added or renewed	$274	155,000	$306	101,000
Commercial added or renewed[1]	90	115,000	91	107,000

1Annual gross margin per RCE excludes margins from Interactive Energy Group and large Commercial and Industrial customers.

18.

For the three months ended December 31, 2021, the Mass Markets segment average gross margin per RCE for the customers added or renewed was $274, a decrease of 10% from $306 for the three months ended December 31, 2020 due to higher supply costs and competitive pricing to support customer growth and retention.

For the three months ended December 31, 2021 the Commercial Segment average gross margin per RCE for the customers added or renewed was $90, a decrease of 1% from $91 for the three months ended December 31, 2020.

Liquidity and capital resources from continuing operations

SUMMARY OF CASH FLOWS

For the nine months ended December 31.

(thousands of dollars)

	Fiscal 2022	Fiscal 2021
Operating activities from continuing operations	$(39,256)	$(11,030)
Investing activities from continuing operations	42,821	(3,353)
Financing activities from continuing operations	(45,330)	61,820
Effect of foreign currency translation	1,168	(6,895)
Increase (decrease) in cash	(40,597)	40,542
Cash and cash equivalents – beginning of period	215,989	26,093
Cash and cash equivalents – end of period	$175,392	$66,635

OPERATING ACTIVITIES

Cash flow from operating activities was an outflow of $39.3 million for the nine months ended December 31, 2021 compared to an outflow of $11.0 million for the nine months ended December 31, 2020. The outflow is due to higher payments to ERCOT associated with the Weather Event, together with professional and advisory costs related to the CCAA Proceedings, offset by lower cash financing costs due to the September 2020 Recapitalization and by the non-payment of trade and other payables subject to compromise.

INVESTING ACTIVITIES

Cash flow from investing activities was an inflow of $42.8 million for the nine months ended December 31, 2021 compared to an outflow of $3.4 million for the nine months ended December 31, 2020. This is primarily due to $51.6 million in proceeds from the sale of the ecobee investment in December 2021, partially offset by $8.8 million for the purchases of property, plants and equipment and additions in intangibles.

FINANCING ACTIVITIES

Cash flow from financing activities was an outflow of $45.3 million for the nine months ended December 31, 2021 compared to an inflow of $61.8 million for the nine months ended December 31, 2020. The outflow is primarily driven by payments of $72.5 million under the Credit Facility to allow the issuance of Letters of Credit partially offset by $31.4 million in proceeds from DIP Facility.

Free cash flow and unlevered free cash flow1

For the nine months ended December 31.

(thousands of dollars)

	Fiscal 2022	Fiscal 2021
Cash flows from operating activities	$(39,256)	$(11,030)
Subtract: Maintenance capital expenditures	(8,795)	(7,972)
Free cash flow	(48,051)	(19,002)
Finance costs, cash portion	34,272	46,815
Unlevered free cash flow	$(13,779)	$27,813

1 See “Non–IFRS financial measures” on page 5.

Unlevered free cash flow decreased to an outflow of $13.8 million for the nine months ended December 31, 2021 compared to an inflow of $27.8 million for the nine months ended December 31, 2020. The decrease is related to higher payments to

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ERCOT associated with the Weather Event, together with professional and advisory costs related to the CCAA Proceedings, partially offset by the non-payment of trade and other payables subject to compromise under the CCAA.

Selected Balance sheet data as at December 31, 2021, compared to March 31, 2021

The following table shows selected data from the Interim Condensed Consolidated Financial Statements as at the following periods:

	As at	As at
	December 31,	March 31,
	2021	2021
Assets:
Cash and cash equivalents	$175,392	$215,989
Trade and other receivables, net	549,065	340,201
Total fair value of derivative financial assets	306,730	35,626
Other current assets	183,704	163,405
Total assets	1,542,453	1,091,806

Liabilities:
Trade and other payables	$993,621	$921,595
Total fair value of derivative financial liabilities	36,114	75,146
Total debt	623,596	655,740
Total liabilities	1,669,214	1,686,628

Total cash and cash equivalents decreased to $175.4 million as at December 31, 2021 from $216.0 million as at March 31, 2021. The decrease in cash is primarily attributable to cash outflows from operating activities and financing activities, partially offset by proceeds from sale of ecobee investment.

Trade and other receivables, net increased to $549.1 million as at December 31, 2021 from $340.2 million as at March 31, 2021. The changes are primarily due to increase in receivables from customers in the normal seasonal course of business and the $187.0 million receivable for proceeds from HB 4492 expected to be received in the spring of 2022.

Other current assets increased to $183.7 million as at December 31, 2021 from $163.4 million as at March 31, 2021.The change is primarily driven by increased prepaid expenses and deposits.

Trade and other payables increased to $993.6 million as at December 31, 2021 from $921.6 million as at March 31, 2021 driven by the normal seasonal increase in commodity and supplier payables.

Fair value of derivative financial assets and fair value of financial liabilities relate entirely to the financial derivatives. The unrealized mark to market gains and losses can result in significant changes in profit and, accordingly, shareholders’ deficit from year to year due to commodity price volatility. As Just Energy has purchased this supply to cover future customer usage at fixed prices, management believes that these unrealized changes do not impact the long–term financial performance of Just Energy.

Total debt was $623.6 million as at December 31, 2021, down from $655.7 million as at March 31, 2021. The reduction in total debt is a result of the payments made under the Credit Facility to allow the issuance of letters of credit. As at December 31, 2021, $464.0 million of the debt is subject to compromise under the CCAA Proceedings.

Embedded gross margin1

Management’s estimate of EGM is as follows:

(millions of dollars)

	As at	As at
	December 31,	December 31,	%
	2021	2020	decrease
Mass Markets embedded gross margin	1,058.3	1,023.0	3%
Commercial embedded gross margin	325.8	360.0	(10)%
Total embedded gross margin	$1,384.1	$1,383.0	–

1 See “Non–IFRS financial measures” on page 5

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Management’s estimate of the Mass Markets EGM increased by 3% to $1,058 million as at December 31, 2021 compared to $1,023 million as at December 31, 2020. The increase was primarily driven by growth in the Texas Mass Market customer base.

Management’s estimate of the Commercial EGM decreased by 10% to $326 million as at December 31, 2021 compared to $360 million as at December 31, 2020. The decline resulted from the decrease in the customer base compared to the prior period.

Provision for (Recovery of) income and deferred tax

(thousands of dollars)

	For the three months ended December 31,		For the nine months ended December 31,
	2021	2020	2021	2020
Current income tax expense (recovery)	$(2,159)	$3,311	$(3,516)	$4,676
Deferred income tax expense (recovery)	181	–	326	(58)
Provision for (recovery of) income tax	$(1,978)	$3,311	$(3,190)	$4,618

Just Energy recorded a current income tax recovery of $2.2 million for the three months ended December 31, 2021, compared to $3.3 million expense in the three months ended December 31, 2020 and a current income tax recovery of $3.5 million for the nine months ended December 31, 2021, compared to $4.7 million expense in the nine months ended December 31, 2020. Just Energy continues to have a current tax expense from profitability in taxable jurisdictions however during the third quarter of fiscal 2022 a recovery was recognized due to the benefit of a current year loss carried back.

During the three months ended December 31, 2021, a deferred tax expense of $0.2 was recorded as compared to a deferred tax of nil during the three months ended December 31, 2020.

OTHER OBLIGATIONS

In the opinion of management, Just Energy has no material pending actions, claims or proceedings that have not been included either in its accrued liabilities or in the Interim Condensed Consolidated Financial Statements. In the normal course of business, Just Energy could be subject to certain contingent obligations that become payable only if certain events were to occur. The inherent uncertainty surrounding the timing and financial impact of any events prevents any meaningful measurement, which is necessary to assess any material impact on future liquidity. Such obligations include potential judgments, settlements, fines and other penalties resulting from actions, claims or proceedings.

On September 15, 2021, the Ontario Court approved the Company’s request to establish a claims process to identify and determine claims against the Company and its subsidiaries that are subject to the ongoing CCAA Proceedings (the “Claims Procedure Order”). As part of the CCAA Proceedings and in accordance with the Claims Procedure Order, Just Energy continues to review and determine which claims will be allowed, modified or disallowed which may result in additional liabilities subject to compromise that are not currently reflected in the Interim Condensed Financial Statements. Please see the Legal Proceedings on page 23 for further information.

Transactions with related parties

Parties are considered to be related if one party has the ability to control the other party or exercise influence over the other party in making financial or operating decisions. The definition includes subsidiaries and other persons.

PIMCO through certain affiliates became a 28.9% shareholder of the Company as part of the September 2020 Recapitalization. On March 9, 2021, certain PIMCO affiliates entered into the DIP Facility with the Company as discussed in the Interim Condensed Consolidated Financial Statements. For consideration for making the DIP Facility available, Just Energy paid a 1% origination fee, a 1% commitment fee on March 9, 2021 and a 1% amendment fee on November 16, 2021.

Off balance sheet items

The Company has issued letters of credit in accordance with its credit facility totaling $171.1 million as at December 31, 2021 to various counterparties, primarily utilities in the markets it operates in, as well as suppliers.

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Pursuant to separate arrangements with multiple insurance and surety bond providers, Just Energy has issued surety bonds to various counterparties including States, regulatory bodies, utilities and various other surety bond holders in return for a fee and/or meeting certain collateral posting requirements. Such surety bond postings are required in order to operate in certain states or markets. Total surety bonds issued as at December 31, 2021 totaled $51.2 million and such surety bonds are backed by letters of credit or cash collateral.

Critical accounting estimates and judgments

The Interim Condensed Consolidated Financial Statements of Just Energy have been prepared in accordance with IFRS. Certain accounting policies require management to make estimates and judgments that affect the reported amounts of assets, liabilities, sales, cost of goods sold, administrative expenses, selling and marketing expenses, and other operating expenses. Estimates are based on historical experience, current information and various other assumptions that are believed to be reasonable under the circumstances. The emergence of new information and changed circumstances may result in actual results or changes to estimated amounts that differ materially from current estimates.

The following assessment of critical accounting estimates is not meant to be exhaustive. Just Energy might realize different results from the application of new accounting standards promulgated, from time to time, by various rule–making bodies.

COVID–19 IMPACT

As a result of the continued coronavirus disease (“COVID–19”) pandemic, we have reviewed the estimates, judgments and assumptions used in the preparation of the Interim Condensed Consolidated Financial Statements and determined that no significant revisions to such estimates, judgments or assumptions were required for the three months ended December 31, 2021.

FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Just Energy has entered into a variety of derivative financial instruments as part of the business of purchasing and selling gas, electricity and JustGreen supply and as part of the risk management practice. In addition, Just Energy uses derivative financial instruments to manage foreign exchange, interest rate and other risks.

Just Energy enters into contracts with customers to provide electricity and gas at fixed prices and provide comfort to certain customers that a specified amount of energy will be derived from green generation or carbon destruction. These customer contracts expose Just Energy to changes in market prices to supply these commodities. To reduce its exposure to commodity market price changes, Just Energy uses derivative financial and physical contracts to secure fixed–price commodity supply to cover its estimated fixed–price delivery or green commitment. Certain derivative contracts were purchased to manage ERCOT collateral requirements.

Just Energy’s objective is to minimize commodity risk, other than consumption changes, usually attributable to weather. Accordingly, it is Just Energy’s policy to hedge the estimated fixed–price requirements of its customers with offsetting hedges of natural gas and electricity at fixed prices for terms equal to those of the customer contracts. The cash flow from these supply contracts is expected to be effective in offsetting Just Energy’s price exposure and serves to fix acquisition costs of gas and electricity to be delivered under the fixed–price or price–protected customer contracts; however, hedge accounting under IFRS 9 is not applied. Just Energy’s policy is not to use derivative instruments for speculative purposes.

Just Energy’s U.S. operations introduce foreign exchange–related risks. Just Energy enters into foreign exchange forwards in order to hedge its exposure to fluctuations in cross border cash flows; however, hedge accounting under IFRS 9 is not applied.

The Interim Condensed Cosolidated Financial Statements are in compliance with IAS 32, “Financial Instruments: Presentation”; IFRS 9; and IFRS 7, “Financial Instruments: Disclosure”. Due to commodity volatility and the size of Just Energy, the changes in fair value on these positions will increase the volatility in Just Energy’s earnings.

The Company’s financial instruments are valued based on the following fair value hierarchy:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data.

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The main cause of changes in the fair value of derivative instruments is changes in the forward curve prices used for the fair value calculations. For a sensitivity analysis of these forward curves, see Note 6 of the Interim Condensed Consolidated Financial Statements. Other inputs, including volatility and correlations, are driven off historical settlements.

RECEIVABLES AND LIFETIME EXPECTED CREDIT LOSSES

The lifetime expected credit loss reflects Just Energy’s best estimate of losses on the accounts receivable and unbilled revenue balances. Just Energy determines the lifetime expected credit loss by using historical loss rates and forward–looking factors if applicable. Just Energy is exposed to customer credit risk on its continuing operations in Alberta, Texas, Illinois (gas), California (gas) and Ohio (electricity) and for certain Commercial customers in dual-billing markets including Illinois (power), Pennsylvania (power), Massachusetts (power), New York and New Jersey. Credit review processes have been implemented to perform credit evaluations of customers and manage customer default. In addition, the Company may from time to time change the criteria that it uses to determine the creditworthiness of its customers, including RCEs, and such changes could result in decreased creditworthiness of its customers and/or result in increased customer defaults. If a significant number of customers were to default on their payments, including as a result of any changes to the Company’s credit criteria, it could have a material adverse effect on the operations and cash flows of Just Energy. Management factors default from credit risk in its margin expectations for all of the above markets (see Note 4 of the Interim Condensed Consolidated Financial Statements).

Revenues related to the sale of energy are recorded when energy is delivered to customers. The determination of energy sales to individual customers is based on systematic readings of customer meters generally on a monthly basis. At the end of each month, amounts of energy delivered to customers since the date of the last meter reading are estimated, and corresponding unbilled revenue is recorded. The measurement of unbilled revenue is affected by the following factors: daily customer usage, losses of energy during delivery to customers and applicable customer rates.

Increases in volumes delivered to the utilities’ customers and favourable rate mix due to changes in usage patterns in the period could be significant to the calculation of unbilled revenue. Changes in the timing of meter reading schedules and the number and type of customers scheduled for each meter reading date would also have an effect on the measurement of unbilled revenue; however, total operating revenues would remain materially unchanged.

The measurement of the expected credit loss allowance for accounts receivable requires the use of management judgment in estimation techniques, building models, selecting key inputs and making significant assumptions about future economic conditions and credit behaviour of the customers, including the likelihood of customers defaulting and the resulting losses. The Company’s current significant estimates include the historical collection rates as a percentage of revenue and the use of the Company’s historical rates of recovery across aging buckets. Both of these inputs are sensitive to the number of months or years of history included in the analysis, which is a key input and judgment made by management.

Just Energy common shares

Just Energy is authorized to issue an unlimited number of common shares with no par value and up to 50,000,000 preferred shares. Shares outstanding have no preferences, rights or restrictions attached to them.

As at December 31, 2021, there were 48,078,637 Common Shares and no preferred shares of Just Energy outstanding.

Legal proceedings

Just Energy and its subsidiaries are party to a number of legal proceedings. Other than as set out below, Just Energy believes that each proceeding constitutes legal matters that are incidental to the business conducted by Just Energy and that the ultimate disposition of the proceedings will not have a material adverse effect on its consolidated earnings, cash flows or financial position.

On March 9, 2021, Just Energy filed for and received creditor protection pursuant to the Court Order under the CCAA and similar protection under Chapter 15 of the Bankruptcy Code in the United States in connection with the Weather Event. On September 15, 2021, the Ontario Court approved the Company’s request to establish a claims process to identify and determine claims against the Company and its subsidiaries that are subject to the ongoing CCAA Proceedings (the “Claims Procedure Order”). As part of the CCAA Proceedings and in accordance with the Claims Procedure Order, Just Energy continues to review and determine which claims will be allowed, modified or disallowed which may result in additional liabilities subject to compromise that are not currently reflected in the Interim Condensed Financial Statements.. Currently, the total claims filed against Just Energy and its subsidiaries pursuant to the Claims Procedure Order are in excess of $12 billion, including approximately $1 billion in secured claims which include letters of credit. The previously disclosed class action against Just Energy, Just Energy Corp. and Just Energy Ontario L.P. with Haidar Omarali as plaintiff, and certain

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other class action claims, are subject to the Claims Procedure Order. Just Energy expects that the final amount of accepted unsecured claims will be much lower than the face amount of the filed claims.

On July 23, 2019, Just Energy announced that, as part of its Strategic Review process, management identified customer enrolment and non–payment issues, primarily in Texas. In response to this announcement, and in some cases in response to this and other subsequent related announcements, putative class action lawsuits were filed in the United States District Court for the Southern District of New York, in the United States District Court for the Southern District of Texas and in the Ontario Court, on behalf of investors that purchased Just Energy Group Inc. securities during various periods, ranging from November 9, 2017 through August 19, 2019. The U.S. lawsuits have been consolidated in the United States District Court for the Southern District of Texas with one lead plaintiff and the Ontario lawsuits have been consolidated with one lead plaintiff. The U.S. lawsuit seeks damages allegedly arising from violations of the United States Securities Exchange Act. The Ontario lawsuit seeks damages allegedly arising from violations of Canadian securities legislation and of common law. The Ontario lawsuit was subsequently amended to, among other things, extend the period to July 7, 2020. On September 2, 2020, pursuant to Just Energy’s plan of arrangement, the Superior Court of Justice (Ontario) ordered that all existing equity class action claimants shall be irrevocably and forever limited solely to recovery from the proceeds of the insurance policies payable on behalf of Just Energy or its directors and officers in respect of any such existing equity class action claims, and such existing equity class action claimants shall have no right to, and shall not, directly or indirectly, make any claim or seek any recoveries from any of the released parties or any of their respective current or former officers and directors in respect of any existing equity class action claims, other than enforcing their rights to be paid by the applicable insurer(s) from the proceeds of the applicable insurance policies. Pursuant to the CCAA Proceedings, these proceedings have been stayed. Just Energy denies the allegations and will vigorously defend against these claims if they proceed.

On November 12, 2021, Just Energy, along with its affiliates Just Energy Texas LP, Fulcrum Retail Energy LLC, and Hudson Energy Services LLC (the “Just Energy Parties”), initiated a lawsuit (the “Lawsuit”) against ERCOT and the PUCT in the United States Bankruptcy Court for the Southern District of Texas (the “Texas Bankruptcy Court”). The Lawsuit seeks to recover payments that were made by the Just Energy Parties to ERCOT for certain invoices relating to the Weather Event. On February 2, 2022, the Texas Bankruptcy Court dismissed the Lawsuit against the PUCT and two of the Just Energy Parties’ five claims against ERCOT. The Texas Bankruptcy Court requested that the Just Energy Parties amend their pleadings for two of the claims against ERCOT. Just Energy intends to amend the pleadings as requested and continue the Lawsuit against ERCOT. The remaining claim against ERCOT may be dismissed or abated by the Texas Bankruptcy Court.

Controls and procedures

DISCLOSURE CONTROLS AND PROCEDURES

Both the chief executive officer (“CEO”) and chief financial officer (“CFO”) have designed, or caused to be designed under their supervision, the Company’s disclosure controls and procedures which provide reasonable assurance that: (i) material information relating to the Company is made known to management by others, particularly during the period in which the annual and interim filings are being prepared; and (ii) information required to be disclosed by the Company in its annual and interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time period specified in securities legislation. The CEO and CFO are assisted in this responsibility by a Disclosure Committee composed of senior management. The Disclosure Committee has established procedures so that it becomes aware of any material information affecting Just Energy to evaluate and communicate this information to management, including the CEO and CFO as appropriate, and determine the appropriateness and timing of any required disclosure. Based on the foregoing evaluation, conducted by or under the supervision of the CEO and CFO of the Company’s Internal Control over Financial Reporting (“ICFR”) in connection with the Company’s financial year–end, it was concluded that because of the material weakness described below, the Company’s disclosure controls and procedures were not effective.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control – Integrated Framework (2013) to evaluate the effectiveness of its ICFR as at March 31, 2021. The COSO framework summarizes each of the components of a company’s internal control system, including the: (i) control environment; (ii) control activities (process–level controls); (iii) risk assessment; (iv) information and communication; and (v) monitoring activities. The COSO framework defines a material weakness as a deficiency, or combination of deficiencies, that results in a reasonable possibility that a material misstatement of the annual or Interim Condensed Consolidated Financial Statements will not be prevented or detected on a timely basis.

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Identification and ongoing remediation of material weakness within financial statement close process

Management’s evaluation of ICFR identified an ongoing material weakness resulting from the failure to operate several controls within the financial statement close process that allowed errors to manifest, and, the failure to detect them for an extended period of time, as follows:

Previous Identification of control activities material weakness within financial statement close process

The Company did not design or maintain effective control activities to prevent or detect misstatements during the operation of the financial statement close process, including from finalization of the trial balance to the preparation of financial statements.

Ongoing remediation of previously identified control activities material weakness associated with financial statement close process

Management remains committed to the planning and implementation of remediation efforts to address the material weaknesses, as well as to foster improvement in the Company’s internal controls. These remediation efforts continue and are intended to address this identified material weakness and enhance the overall financial control environment. During the year ended March 31, 2021, management further increased the amount of personnel to perform the financial statement close process, including the hiring of a CFO and a controller, both with significant financial reporting and retail energy industry experience, promoting individuals within the team and training those individuals to perform their enhanced roles, and strengthening the managerial review process of the financial statement preparation. Management will continue to enhance the control environment and assess if the Company requires additional control and accounting individuals to operate the controls as designed, and provide additional training as required. These enhancements remain ongoing, and management continues strengthening the design and operational effectiveness of the financial statement preparation process; however, not enough time has elapsed to complete remediation efforts of this material weakness.

No assurance can be provided at this time that the actions and remediation efforts the Company has taken or will implement will effectively remediate the material weaknesses described above or prevent the incidence of other significant deficiencies or material weaknesses in the Company’s internal controls over financial reporting in the future. The design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving the stated goals under all potential future conditions.

Other changes in internal control over financial reporting

Other than as described above, there were no changes in ICFR during the last fiscal quarter that materially affected, or are reasonably likely to materially affect, ICFR.

INHERENT LIMITATIONS

A control system, no matter how well conceived and operated, can only provide reasonable, not absolute, assurance that its objectives are met. Due to these inherent limitations in such systems, no evaluation of controls can provide absolute assurance that all control issues within any company have been detected. Accordingly, Just Energy’s disclosure controls and procedures are designed to provide reasonable, not absolute, assurance that the Company’s disclosure control and procedure objectives are met.

Corporate governance

Just Energy is committed to maintaining transparency in its operations and ensuring its approach to governance meets all recommended standards. Full disclosure of Just Energy’s compliance with existing corporate governance rules is available at investors.justenergy.com https://investors.justenergy.com/and is included in Just Energy’s Management Proxy Circular. Just Energy actively monitors the corporate governance and disclosure environment to ensure timely compliance with current and future requirements.

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